FORM 6-K

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Report of Foreign Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of September 2002 (September 26, 2002)

	THE NEWS CORPORATION LIMITED
	(Name of Registrant)



	2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X    		Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



Annexed hereto as Exhibit A is a press release of The News
Corporation Limited dated September 25, 2002.











































	SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


THE NEWS CORPORATION LIMITED



Date:	September 26, 2002			By:	/s/ Arthur M. Siskind
							Arthur M. Siskind
							Director





	EXHIBIT INDEX



Exhibit								Page No. in Sequential
Numbering System


A.	Press Release of The News Corporation Limited
	dated September 25, 2002.					6


































EXHIBIT A



News Corporation
N E W S R E L E A S E

1211 AVENUE OF THE AMERICAS NEW YORK, NEW YORK 10036 www.newscorp.com

For Immediate Release Contact: Andrew Butcher 212-852-7070

Statement Regarding Negotiations Between News
Corporation and Vivendi Universal
______________________
NEW YORK, NY, September 25, 2002: News Corporation today released the followingstatement regarding the Telepiu pay-TV platform in
Italy: "News Corporation is continuing to negotiate and believes it is close to a definitive agreement, the terms of which will be based upon a signed letter of intent, to acquire the Telepiu pay-TV platform from Vivendi Universal. Although it is hoped that an agreement can be entered into within a matter of days, no definitive agreement has yet been signed."

News Corporation (NYSE: NWS, NWS/A; ASX: NCP, NCPDP) had total assets as of June30, 2002 of approximately US$40 billion and total annual revenues of approximately US$15billion. News Corporation's diversified global operations in the United States, Canada, continental Europe, the United Kingdom, Australia, Latin America and the Pacific Basininclude the production of motion pictures and television programming; television, satellite andcable broadcasting; the publication of newspapers, magazines and books; the productionand distribution of promotional and advertising products and services; the development ofdigital broadcasting;
the development of conditional access and subscriber management systems; and the creation and distribution of popular on-line programming.

For more information about News Corporation, please visit www.newscorp.com.